                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF DECEMBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X    Form 40-F
                   ---             ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
            -----   -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of December, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of November and Cumulative for 11 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of October 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods

                                 CNH Global N.V.

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
        During the Month of November and Cumulative for 11 Months, 2001,
          And Indicators of North American Dealer Inventory Levels for
           Selected Agricultural Equipment at the End of October 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute (`EMI') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                      CNH Global N.V.               November N.A. Activity


                    SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY


                                 TOTAL NORTH AMERICAN                          CNH RELATIVE PERFORMANCE
CATEGORY                              INDUSTRY                                       (ALL BRANDS)
--------                         --------------------                       ------------------------------------
RETAIL UNIT SALES:
MONTH OF (NOV. 2001)
Agricultural Tractors:
under 40 horsepower (2WD)             + 17.0%                               up significantly more than the industry

40 to 100 horsepower (2WD)            + 37.9%                               up slightly more than the industry

over 100 horsepower (2WD)             + 30.2%                               up low single digits

4 wheel drive tractors                + 57.6%                               up significantly more than the industry

Total tractors                        + 26.9%                               up moderately more than the industry

Combines                              (25.5%)                               down significantly more than the industry



Loader/backhoes                       (10.8%)                               down moderately more than the industry

Skid Steer Loaders                    (23.5%)                               down moderately more than the industry

Total Heavy
Construction Equipment                (7.7%)                                down low single digits



RETAIL UNIT SALES:
11 MONTHS, 2001
Agricultural Tractors:
under 40 horsepower (2WD)             + 9.3%                                up moderately more than the industry

40 to 100 horsepower (2WD)            + 6.9%                                up in line with the industry

over 100 horsepower (2WD)             + 8.4%                                up slightly more than the industry

4 wheel drive tractors                + 10.9%                               up significantly more than the industry

Total tractors                        + 8.4%                                up moderately more than the industry



Combines                              + 13.0%                               up in line with the industry



Loader/backhoes                       (15.9%)                               down moderately more than the industry

Skid Steer Loaders                    (10.6%)                               down in line with the industry

Total Heavy
Construction Equipment                (10.9%)                               down mid single digits



DEALER INVENTORIES:
END OF OCTOBER 2001
Agricultural Tractors:
under 40 horsepower (2WD)             5.6 months supply                  1/2 month lower than the industry

40 to 100 horsepower (2WD)            5.4 months supply                     > 1 month lower than the industry

over 100 horsepower (2WD)             3.7 months supply                     in line with the industry

4 wheel drive tractors                2.9 months supply                  1/2 month lower than the industry

Total tractors                        5.2 months supply                     1 month lower than the industry



Combines                              2.2 months supply                     in line with the industry


Dated: December 13, 2001

                           NOVEMBER 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                       (REPORT RELEASED DECEMBER 11, 2001)


                                                                                                             OCTOBER 2001
                         NOVEMBER      NOVEMBER         %                                         %           U.S. Field
EQUIPMENT                  2001          2000          CHG.        Y-T-D 2001    Y-T-D 2000      CHG.         Inventory*
--------------          ----------    ----------    ----------     ----------    ----------    ----------     ----------
2 WHEEL DRIVE

Under 40 HP                  5,027         4,384         14.70%        85,189        78,218          8.90%        40,967


40 & Under 100               4,103         3,003         36.60%        49,833        46,854          6.40%        22,968
HP
100 HP & Over                  983           671         46.50%        15,561        14,667          6.10%         4,899


TOTAL                       10,113         8,058         25.50%       150,583       139,739          7.80%        68,834



4 WHEEL DRIVE                  202           125         61.60%         3,148         2,849         10.50%           743



TOTAL FARM                  10,315         8,183         26.10%       153,731       142,588          7.80%        69,577
WHEEL TRACTORS




COMBINES                       417           543        (23.20)%        5,774         4,916         17.50%         1,159
(SELF-PROPELLED)



[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.


For further information, please contact Jeffrey Arnold, EMI Director of Statistics Administration or Mary Matimore, EMI Statistical Assistant.


                       Equipment Manufacturers Institute
                 10 S. Riverside Plaza o Chicago, IL 60606-3710
                    Phone: 312-321-1470 o Fax: 312-321-1480
                              E-mail: emi@emi.org


 Copyright(C)2001 by the Equipment Manufacturers Institute. All rights reserved.

CFIEI Industry News                                                  Page 1 of 2


                                  [CFIEI LOGO}


                           NOVEMBER 2001 FLASH REPORT
                      CANADA REPORT - RETAIL SALES IN UNITS
                       (Report released December 11, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.


                                                                                                            OCTOBER
                                                                                                    ------------------------
                                                                        NOVEMBER                      2001           2000
                                     NOVEMBER                          YEAR-TO-DATE                 CANADIAN       CANADIAN
                        ---------------------------------     ---------------------------------      (FIELD)        (FIELD)
EQUIPMENT                 2001        2000        % CHG.       2001         2000        % CHG.      INVENTORY      INVENTORY
--------------------    --------    --------     --------     --------    --------     --------     ----------    ----------
2 WHEEL TRACTORS

UNDER 40 HP                  367         227         61.7%       4,626       3,962         16.8%         2,551         2,241
40& UNDER 100 HP             735         506         45.3%       6,341       5,674         11.8%         3,387         2,900
100 HP & OVER                279         298         (6.4)%      3,316       2,754         20.4%         1,230         1,317
TOTAL                      1,381       1,031         33.9%      14,283      12,390         15.3%         7,168         6,458

4 WD TRACTORS                 25          19         31.6%         470         412         14.1%           172           190

TOTAL FARM WHEEL
TRACTORS                   1,406       1,050         33.9%      14,753      12,802         15.2%         7,340         6,648


COMBINES
(SELF-PROPELLED)              56          92        (39.1)%      1,059       1,132         (6.4)%          308           385


CFIEI Industry News                                                  Page 2 of 2




                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                     3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
         Phone: 905-632-8483 * Fax: 905-632-7138 E-Mail: info@cfiei.ca

        Copyright(C)2001 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: DECEMBER 11, 2001

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         CNH Global N.V.



                                         By: /s/ DEBRA E. KUPER
                                            ------------------------------------
                                            Debra E. Kuper
                                            Assistant Secretary



December 13, 2001